Exhibit 12.1

Statement of Computation of Ratios of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated.

	Nine months
	ended
	March 31,	Fiscal Year Ended June 30,
	2015	2014	2013	2012	2011	2010
Earnings	$40,879	$82,927	$137,168	$153,019	$116,273	$43,586
Fixed Charges:
Interest expense	7,978	10,638	10,608	4,119	5,753	2,245
Amortization of debt issuance costs	1,388	1,735	1,650	1,851	735	408
Amortization of discount on convertible securities due 2019	7,624	9,597	9,015	266	—	—
Portion of rental expense representative of interest	26	49	64	74	74	90
Total Fixed Charges	$17,016	$22,019	$21,337	$6,310	$6,562	$2,743
Earnings plus fixed charges	$57,895	$104,946	$158,505	$159,329	$122,835	$46,329
Ratio of earnings to fixed charges (unaudited)	3.40	4.77	7.43	25.25	18.72	16.89

(1)         For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes, net income attributable to non-controlling interests and income or loss from equity investment, plus fixed charges. “Fixed charges” means the sum of (i) interest expensed and capitalized, (ii) amortized debt issuance costs, and (iii) an estimate of the interest within rental expense.